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                             Exhibit 11

                             Bankers Corp.
                   Computation of Earnings Per Share


                                     Three Months Ended       Six Months Ended
                                        June 30,                 June 30,
                                      -----------------       -----------------
(in thousands, except per share data)       1997     1996     1997      1996
                                            ----     ----     ----      ----
Primary:
    Average shares outstanding              12,390   12,560   12,384    12,731
    Net effect of the assumed exercise of
    stock options-based on the treasury
    stock method using average market
    price                                      266      252      268       256
                                            ------   ------   ------    ------
        Total                               12,656   12,812   12,652    12,987
                                            ======   ======   ======    ======

    Net income                              $7,209   $6,139  $14,322   $12,345

    Net income per share                     $0.57    $0.48    $1.13     $0.95

Fully Diluted:
  Average shares outstanding                12,390   12,560   12,384    12,731
  Net effect of the assumed exercise of
  stock options-based on treasury
  stock method using average market price
  or period-end market price, whichever
  is higher                                    274      254      279       259
                                            ------   ------   ------    ------
  Total                                     12,664   12,814   12,663    12,990
                                            ======   ======   ======    ======
    Net income                              $7,209   $6,139  $14,322   $12,345

    Net income per share                     $0.57    $0.48    $1.13     $0.95
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